

Mail Stop 3561

February 21, 2017

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

> **Re:** **Albany International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated February 10, 2017**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your February 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1. Accounting Policies

Inventories, page 53

1. We note your response to comment 1. You disclose on page 22 general overcapacity issues in the machine clothing segment. Further, we note your disclosure on page 25 regarding the restructurings you recently completed in the machine clothing segment to balance manufacturing capacity with demand. Explain to us in more detail how you determine "normal capacity" under ASC 330-10-30-3. Further, tell us how you determine when you are operating in an under-utilized or below normal capacity situation

when determining not to capitalize amounts into inventory. Lastly, tell us whether there were any below normal capacity scenarios that materially impacted the amounts capitalized versus recognized as expense under ASC 330-10-30-7 over the last three fiscal years, and if so, how you considering discussing this within MD&A.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products